SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108
607495207
(CUSIP Number)

Daniel G. Keane
1801 Elmwood Avenue
Buffalo, New York 14207
(716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Leslie R. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 6 ("Amendment No.6") amends the statement on Schedule 13D filed by certain of the Reporting Persons on October 26, 2012 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by certain of the Reporting Persons on October 29, 2012, Amendment No. 2 filed by the Reporting Persons on December 17, 2012, Amendment No. 3 filed by the Reporting Persons on January 17, 2013, Amendment No. 4 filed by the Reporting Persons on April 16, 2013 and Amendment No. 5 filed by the Reporting Persons on September 10, 2013 (the "Amendment No. 5") (the Original Schedule 13D, as amended, the "Schedule 13D") relating to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Mod-Pac Corp., a New York corporation (the "Issuer") and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 27, 2013, the Issuer, held a special meeting of stockholders (the "Special Meeting") to adopt the Amended Merger Agreement. On September 30, 2013, the Company completed the merger pursuant to the terms of the Amended Merger Agreement (the "Merger"). As a result of the Merger, the Company is now wholly owned by Rosalia Capital LLC, a Delaware limited liability company ("Parent"). As a result of the Merger, the Issuer is now wholly-owned by Parent. Parent is indirectly beneficially owned by the Reporting Persons.
On September 30, 2013, each of Kevin T. Keane and Daniel G. Keane irrevocably surrendered to the Company, all of their respective right, title and interest in and to any and all options to acquire Common Stock held by them and outstanding. In connection with the Merger, (i) the Reporting Persons converted their respective Class B Common Stock, if any, into Common Stock on a 1:1 conversion ratio and, accordingly, no longer beneficially own any Class B Common Stock and (ii) all of the Reporting Persons' shares of Common Stock were contributed to Parent. 100 shares of Common Stock remain outstanding immediately after giving effect to the Merger, all of which are indirectly beneficially owned by the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 100 shares of Common Stock outstanding after the consummation of the Merger.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, the Reporting Persons have not effected any transaction in the Issuer's stock since the filing of Amendment No. 5.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 607495108 607495207	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2013

/s/ Daniel G. Keane
DANIEL G. KEANE

DANIEL G. KEANE DESCENDANTS TRUST

/s/ Leslie R. Keane
Name: Leslie R. Keane
Title: Trustee

/s/ Leslie R. Keane
LESLIE R. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE